Filed by Agrico Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Agrico Acquisition Corp.

Commission File No. 001-40586

F E B R U A R Y 1 7 , 2 0 2 2

This presentation (hereinafter referred to as the "Presentation") has been prepared by Kalera Group ("Kalera" or the "Company”) exclusively for information purposes, and is only directed at, persons to whom such presentation may lawfully be communicated (’relevant persons’) . Any person who is not a relevant person should not rely, act or make any assessment on the basis of this presentation or anything included therein . Certain information set forth in this Presentation contains “forward - looking information”, including “future - oriented financial information” and “financial outlook”, as defined under applicable securities laws (collectively referred to herein as ‘forward - looking statements’) . Except for statements of historical fact, the information contained herein constitutes forward - looking statements and includes, but is not limited to, the (i) projected financial performance of the Company ; (ii) projected development of the Company’s business, and projects ; (iii) execution of the Company’s vision and growth strategy, including with respect to global growth ; (iv) completion of the Company’s projects that are currently underway, in development or otherwise under consideration ; (v) renewal of the Company’s current customer, supplier and other material agreements ; (vi) future liquidity, working capital, and capital requirements ; and (vii) expectations or assumptions regarding the business combination and related transactions referred to herein . Forward - looking statements are provided to allow relevant persons to understand management’s beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one of the factors in assessing the Company . Forward looking statements are not guarantees of future performance and undue reliance should not be placed on them . Such forward - looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward - looking statements . Although forward - looking statements contained in this presentation are based upon what management of the Company believes are reasonable assumptions at the time, there can be no assurance that forward - looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements . The Company undertakes no obligation to update forward - looking statements if circumstances or management’s estimates or opinions should change, except as required by applicable securities laws . The reader is cautioned not to place undue reliance on forward - looking statements . The release, publication or distribution of this Presentation in certain jurisdictions may be restricted by law, and therefore persons in such jurisdictions into which this Presentation is released, published or distributed should inform themselves about, and observe, such restrictions . This presentation does not constitute an offering of securities or otherwise constitute an invitation or inducement to any person to underwrite, subscribe for or otherwise acquire securities in Kalera or any company within the Group . 2 © C O P Y R I G H T 2 0 2 2 K A L E R A . A L L R I G H T S R E S E R V E D .

This Presentation contains statements regarding the proposed business combination transaction involving Agrico Acquisition Corp . (“Agrico”) and Kalera . The parties intend to file a registration statement on Form S - 4 (or such other form as they might determine to be applicable) with the SEC, which will include a proxy statement for Agrico and Kalera shareholders and which will also serve as a prospectus related to offers and sales of the securities of the combined entity . Agrico will also file other documents regarding the proposed transaction with the SEC . A definitive proxy statement/prospectus will also be sent to the stockholders of Agrico and Kalera, seeking required stockholder approval . Before making any voting or investment decision, investors and security holders of Agrico and Kalera are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction . The documents, once publicly filed with the SEC, may be obtained free of charge at the SEC's website at www . sec . gov . Participants in the Solicitation Agrico, Kalera and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders, in favor of the approval of the merger . Information regarding Agrico’s and Kalera's directors and executive officers and other persons who may be deemed participants in the solicitation may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available . Free copies of these documents may be obtained as described above . 3 © C O P Y R I G H T 2 0 2 2 K A L E R A . A L L R I G H T S R E S E R V E D .

KALERA Q4 2021 Presentation

Q4 2021 HIGHLIGHTS

1 **Sales Continue to Grow**

- Sales rose by 53.2% vs. the prior quarter and by 440% vs. the same quarter last year
- Demand for Kalera products continues to grow in Florida, Texas, Georgia and Kuwait
- Sales to existing and new customers in the retail and foodservices segments are rapidly increasing in the US
- Q4-2021 sales from our recently-acquired farm in Kuwait were consolidated for the first time



2 **First Full Quarter of Operations for Atlanta and Houston**

- Houston achieved its first full quarter of operations and sales
- Atlanta successfully scaled new loose-leaf varieties in preparation for our new product launch with a large national foodservice distributor in Q1 2022
- Atlanta sales continue to ramp-up behind growing sales in Georgia and the need to support continued growth in Florida



3 **Atlanta and Houston Throughput Yields at Plan**

- Houston facility throughput yields are meeting expectations
- Atlanta production capacity continues to increase with throughput yields near target
- Orlando facility has reached a temporary full capacity utilization driven by increased demand in Florida and short-term constraints on retail packaging capabilities



4 **Vindara Trials and New Programs are Underway**

- Romaine lettuce seed trials are underway in Denver with a strong lettuce pipeline to follow
- Positive feedback from third party trials is anticipated to drive first seed sales during 2022
- Vindara has initiated its first soft fruit program - blueberry
- All other programs are advancing at or ahead of projected schedule with initial quinoa, arugula, cucumber, and cilantro seeds are ready for testing



5 **Closing of the &ever GmbH Acquisition**

- The &ever acquisition in Q4 2021 significantly expanded Kalera's capabilities including the ability to produce the full spectrum of leafy greens and key engineering for farm automation
- Kalera will be able to produce all the demands of retail and foodservice customers including teen leaf, baby leaf, full head, salad kits, and microgreens
- &ever's engineering expertise will allow Kalera to semi-automate farms and lower expenses



© COPYRIGHT 2022 KALERA. ALL RIGHTS RESERVED.
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KALERA Q4 2021 Presentation

Q4 2021 SALES UPDATE

Positive Sales Momentum Continued During Q4 2021

RETAIL

Sales to key retail customers are rapidly increasing

- Launched sales to Kroger in three markets, with distribution to over 400 stores in Atlanta, Dallas, and Houston
- Launched sales to H-E-B in the state of Texas, with distribution to over 300 stores
- New test program launched with Walmart in Houston, with distribution to 80 stores
- Additional engagements with key national accounts are ongoing

FOODSERVICE

Kalera's foodservice sector has expanded its reach to Denver, Virginia, Alabama, Miami, and Texas

- In Q4 2021 Kalera onboarded a private label program for a leading distributor
- Farm tours have been requested by major distribution companies
- In Q1 2022 onboarding continued with:
  - 20 new US Foods distribution centers
  - Kalera launched an initial program with 5,500 hospitals nationally
  - In addition, Kalera launched a new program with a leading healthcare group that includes more than 100,000 properties nationally

US & INTERNATIONAL

Business development in the US gaining traction and strong sales growth in Kuwait

- Discussions are well underway with pilot and custom offerings for US customers that include new packaging alternatives
- Conversations with existing and potential customers continued in Washington, Colorado, and Minnesota and are gaining positive traction ahead of the opening of the Denver, Seattle, and St. Paul production facilities
- Good sales momentum in Kuwait with 94% net sales growth vs. Q3 2021

© COPYRIGHT 2022 KALERA. ALL RIGHTS RESERVED.

5

KALERA Q4 2021 Presentation

MARKETING – BRAND RELAUNCH IN Q2 2022

Strong New Products and Integrated Communications Strategy Paying Off

	Goals	Recent Results
Campaigns to Drive Sales	✓ **Raise awareness, educate consumers and drive trial to sell out farms**	✓ All retailer campaigns launched - Kroger, H-E-B, Publix, and Walmart ✓ Foodservices – Digital marketing campaign launched ✓ Social influencers – gearing up campaigns with local chefs, dieticians, and lifestyle leaders with followers ranging from 10,000 to 135,000
Product Innovation	✓ **Improving volume & margins while appealing to a broader range of customers**	✓ Launched loose leaf foodservices product for US customers ✓ Loose leaf retail – prototypes successful, multiple retailer distribution ✓ Initiated category data for sales and velocity analytics
Branding Upgrade	✓ **Developing a strong and differentiated brand that resonates with consumers**	✓ Conducted extensive consumer research ✓ Prepared new brand positioning – go live in Q2 2022 ✓ Brand relaunch will comprise all customer touchpoints
Integrated Communications	✓ **Improving public & investor relations**	✓ PR campaign paying off with multiple placements ✓ New IR strategy gaining traction with consistent messaging ✓ Social channels continue to grow



Kalera on Instagram



Loose Leaf Product



Kalera on LinkedIn

© COPYRIGHT 2022 KALERA. ALL RIGHTS RESERVED.

6

S tro n g Ye a r - o ve r - Y e a r S a l e s Pe r f o rm a nc e x Revenue increased to $ 1 . 2 M during Q 4 2021 compared to $ 227 K in Q 4 2020 representing a 440 % increase . Compared to $ 801 K in Q 3 2021 , our revenue during Q 4 2021 increased by 53 . 2 % x Adjusted negative EBITDA of - $ 9 . 3 M and an adjusted operating loss of $ 11 . 6 M during Q 4 2021 that excludes non - cash amortization expense of $ 1 . 3 M from the &ever acquisition x Including amortization expenses from the &ever GmbH acquisition, operating loss increased to $ 12 . 9 M during Q 4 2021 compared to $ 3 . 3 M in Q 4 2020 due to : 7 © C O P Y R I G H T 2 0 2 2 K A L E R A . A L L R I G H T S R E S E R V E D . ▪ Start - up related expenses to open the Atlanta and Houston facilities, resulting in increased production capacity of approximately 5 X to that of Orlando ▪ An increase of $ 1 . 3 M in amortization expense during the quarter for a total depreciation and amortization expense of $ 3 . 8 M • Analysis by Duff & Phelps completed during January 2022 , resulted in an unplanned increase in amortization expense for intellectual property related to the &ever GmbH acquisition during Q 4 2021 ▪ Pre - opening costs for Denver and other facilities projected to open during H 1 2022 ▪ Compared to last year corporate overhead increased resulting from additional resources from the &ever GmbH acquisition and additional resources to manage new facilities to open during 2022 ▪ One - time charges arising from legal, accounting, and transaction expenses for the &ever GmbH transaction and other expenses related to Business Combination with Agrico announced on January 31 , 2022 I n t e r i m C o n s o li d a t ed S t a t e m e n t o f O p e r a t i o n s U n a u d i t ed ( $ i n t h o u s a n d s ) F o r t h e t h r e e m o n t h s e nd ed 3 1 D e c e m b e r , 2021 2020 Total Revenue 1,226 227 177 1 , 49 3 661 352 798 Raw materials and consumables used Wages and benefits Share - based compensation expense Depreciation and amortization expense Other expenses Impairment and other gains / (losses), net 587 5 , 19 7 841 3 , 79 8 4 , 90 8 1 , 20 9 - Operating loss (12,896) (3,254) ( 3 , 642 ) (308) - (74) - - Finance income (costs), net 1 Change in fair values Loss on equity method investment Gain on financial assets - 327 Loss before income tax (16,612) (3,235) I n c o m e t a x e x p e n s e - - Net loss (16,612) (3,235) Adjusted EBITDA (9,317) (2,066) Adjusted Operating Loss (11,646) (3,254) 1) Finance costs are driven by interest expense from lease liabilities per IFRS 16 and interest expense during Q4 - 2021 for the DNB facility that was fully paid - off during Q4 - 2021.

x Property, plant and equipment increased to $ 128 M driven by construction of the Denver, Seattle, and St . Paul facilities x Intangible assets increased to $ 134 M mainly from the acquisition of Vindara, &ever GmbH and the NOX Management Joint Venture during 2021 x Cash and cash equivalents decreased to $ 16 . 1 M driven by CAPEX investments in new farms and operating expenses to launch new farms that opened during 2021 and farms that will open during H 1 2022 x Lease liabilities increased to $ 61 . 3 M during the quarter compared to $ 9 . 7 M during 2020 as a result of new leases for the Denver, Seattle, Hawaii, and Columbus facilities I n t e r i m c o n s o li d a t ed s t a t e m e n t o f f i n a n c i a l p o s i t i o n U n a u d i t ed ( $ i n t h o u s a n d s ) 8 © C O P Y R I G H T 2 0 2 2 K A L E R A . A L L R I G H T S R E S E R V E D . 3 1 D e c e m b e r 202 1 3 1 D e c e m b e r 202 0 Assets Property, plant and equipment, net 127,970 28,014 Right - of - use assets, net 56,909 9,279 Goodwill and other intangible assets 133,933 686 Equity method investment Deposits and other receivables 1,487 - 3 , 35 3 3 , 14 8 Total non - current assets 323,652 41,127 C u rr e n t a ss e t s Trade and other receivables Prepaid and other current assets Inventory Cash and cash equivalents 796 2,386 1,190 16 , 14 6 135 352 104 113,353 T o t a l c u rr e n t a ss e t s Total assets 20,518 344 , 17 0 113 , 94 4 155 , 07 1 194 167 , 10 1 - Equity and liabilities Share capital S h a r e p r e m i u m Shares to be issued S h a r e - b a s ed c o m p e n s a t i o n Other reserves 206 320,297 9,728 4,353 (66,823) 1,509 ( 24 , 693 ) Total equity 267,761 144,111 62 - Liabilities Long term debt Asset retirement obligations Long term lease liabilities 69 1,476 59 , 35 2 9 , 53 5 Total non - current liabilities 60,897 9,597 C u rr e n t lia b il i t i e s Trade payables and accrued liabilities Short term lease liabilities 13 , 47 4 2 , 03 8 1 , 21 4 149 T o t a l c u rr e n t lia b il i t i e s Total liabilities Total equity and liabilities 15,512 76,409 344 , 17 0 1,363 10,960 155 , 07 1

CASH FLOW HIGHLIGHTS

Interim Consolidated Condensed Statement of Cash Flows
Unaudited ($ in thousands)

	For the year ended 31 December,	
	2021	2020
Net cash used in operating activities	(22,499)	(9,630)
Net cash used in investing activities	(134,980)	(20,846)
Net cash (used in) generated from financing activities	61,790	140,440
Net change in cash and cash equivalents	**(95,689)**	**109,964**
Cash and cash equivalents at beginning of period	113,353	3,395
Exchange gains/losses on cash and cash equivalents	(1,518)	(6)
Cash and cash equivalents at end of period	**16,146**	**113,353**

- ✓ Net cash used in operating activities increased to $22.5M driven by the Company's operating loss during the quarter resulting from operating expenses to open new facilities and additional resources arising from the closing of the &ever GmbH transaction and Middle East Joint Venture
- ✓ Net cash used in investing activities included investments in Atlanta, Houston, Denver, Seattle, St. Paul and Hawaii. Atlanta and Houston opened during H2 2021, Denver, Seattle, St. Paul, and Hawaii are scheduled to open during 2022
- ✓ Net cash from financing activities include two private placements closed in 2021 in order to finance the Vindara and &ever GmbH acquisitions
- ✓ In addition, Kalera paid-off the $34M debt facility by DNB Bank during Q4 2021
- ✓ As a result, the Company's cash balance at the end of 2021 was $16.1M

© COPYRIGHT 2022 KALERA. ALL RIGHTS RESERVED.
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SUBSEQUENT EVENT - KALERA TO MERGE WITH AGRICO

KALERA

+

agrico

Overview

- $146.6M cash in trust from Agrico Acquisition Corp. (Nasdaq: RICO)
- $100M minimum cash condition (1) to closing
- Use of proceeds: growth capital and general corporate purposes

Valuation

- $375M pro forma equity value
- Exchange ratio of 0.091 for existing Kalera shareholders
- Based on Kalera 30-day VWAP of 9.99 NOK (2)

Ownership (3)(4)

- 52% existing Kalera shareholder equity rollover
- 48% Agrico Acquisition Corp. investors including founder shares
- Kalera Contingent Value Rights equal to 10% of pro forma shares based on agreed strike prices
- Sponsor promote clawback of up to 50%

Source: Company information.

1) Means the minimum of $100,000,000 in the aggregate in (i) cash proceeds received or available at or prior to the applicable closing in respect of debt or equity financing documents entered into by the Company during the interim period (excluding any funding relating to facilities that may be entered into with specified counterparties and provided that there shall not be double counting of cash proceeds that are received or available) and (ii) in the Trust Account that Kalera, its subsidiaries and Agrico must have after giving effect to redemptions and assuming that all expenses of Agrico, Kalera and their respective affiliates incurred prior to the applicable closing have been paid (including, in each case, the transaction expenses), as Kalera's condition to closing.
2) As of 1/28/22 based on 30-trading day Volume Weighted Average Price, also reflecting the impact of transaction expenses, no redemptions and the sponsor promote shares – see Footnote (3).
3) Based on $10 share price of RICO, 14.4M SPAC shares outstanding (excluding shares issued to Maxim in connection with the closing for Agrico's IPO), 3.6mm sponsor promote shares and calculated using Kalera 30-day VWAP of 9.99 NOK assuming 209.4M Kalera basic shares outstanding, issuance of 2.1M shares related to Vindara, and 4.0M in-the-money options, which implies a 0.091 exchange ratio of Kalera existing diluted shares to pro forma shares in combined company.
4) Existing Kalera Shareholders to receive additional 5% of pro forma shares if stock trades above $12.50 and an additional 5% of proforma shares if the stock trades above $15.00 for 20 trading days within a 30 trading-day period based on VWAP.

© COPYRIGHT 2022 KALERA. ALL RIGHTS RESERVED.

10

11 © C O P Y R I G H T 2 0 2 2 K A L E R A . A L L R I G H T S R E S E R V E D .

All values in $M All values in $M All values in M S P A C C as h in T r u s t $ 1 46. 6 (1) K a le r a E q u i t y R o ll o v er 1 9 5 . 0 (2) Total Sources $341.7 C as h t o B a l a n c e S h e e t $135.4 K a le r a E q u i t y R o ll o v er 1 95. 0 (2) E s ti m a t ed F ee s & E x p e ns es 11.2 Total Uses $341.7 Pro FormaShares Outstanding 3 7 . 5 (2) P o s t - M on ey E q u it y V a l u e (3) $374.7 ( - ) N e t C as h (4) 152.7 P r o - F o r m a I m p li e d En t e r p ri s e V a l u e ( P o s t - M on e y ) $222.0 Source: Company information. 1) Assumes no redemptions. 2) Based on $10 share price of RICO, 14.4M SPAC shares outstanding (excluding shares issued to Maxim in connection with the closing for Agrico’s IPO), 3.6M sponsor promote shares and calculated using Kalera 30 - day VWAP of 9.99 NOK assuming 209.4M Kalera basic shares outstanding, issuance of 2.1M shares related to Vindara, and 4.0M in - the - money options, which implies a 0.091 exchange ratio of Kalera existing diluted shares to pro forma shares in combined company. 3) Post - Money Equity Value = Kalera Pre - Money Equity Value of $239M + Net Cash to Balance Sheet of $135.4mm. 4) Composed of $135.4M of cash on balance sheet and $17M cash on hand. Sou r ces U s e s Pro Forma Ownership(%) at Closing (2) Pro Forma Capitalization E x i s t in g K al e r a Shareholders 52.0% 12 © C O P Y R I G H T 2 0 2 2 K A L E R A . A L L R I G H T S R E S E R V E D . A g ric o In v e st o r s 38.4% A g ric o Found e r s 9.6%

CVR KEY TERMS AND SPONSOR SHARE CLAWBACK

CVR Key Terms

- CVRs issued as merger consideration to Kalera SA shareholders will collectively represent the right to receive an aggregate of 10% of the fully diluted equity of Kalera plc (as of the closing) with 5% issuable on satisfaction of each of the following milestones:
  - (i) Kalera plc shares trade at/over US$12.50
  - (ii) Kalera plc shares trade at/over US$15.00, in each case for 20 trading days within a 30-trading day period based on volume-weighted average trading prices
- The CVRs terminate two years after the closing of the business combination. If Kalera plc is sold during that time, CVR holders would be entitled to the milestone payments if the equity valuation in the deal exceeds the applicable milestones
- The CVRs will not be transferable and will not be listed on any stock exchange. CVRs will not be linked to the shares. Shareholders that hold CVRs that sell their shares will continue to retain the CVRs

Sponsor Share Clawback

- As one of Kalera SA's conditions to closing, at Closing, assuming the payment of all transaction expenses, there must be at least US$100M in aggregate between the cash in the SPAC trust account and the amount of funds raised by Kalera SA between signing and closing (excluding any funding pursuant to certain facilities that may be entered into with specified counterparties) (the "Minimum Cash Condition")
  - Only Kalera SA may waive this condition
- In the event that the Minimum Cash Condition is not satisfied and Kalera SA waives such condition, the Sponsor will, immediately prior to the First Merger Effective Time, transfer to Agrico and forfeit up to 50% of its Sponsor promote shares in an amount that is proportional to the difference between:
  - (a) the amount of cash required to satisfy the Minimum Cash Condition
  - (b) the sum of (i) the amount actually raised during the Interim Period (excluding pursuant to certain facilities that may be entered into with specified counterparties) and (ii) the amount remaining in the Trust Account following redemptions

© COPYRIGHT 2022 KALERA. ALL RIGHTS RESERVED.
13

Agrico capital structure including public, and sponsor warrants are as follows: x 14,518,750 Class A Ordinary Shares 1 x 3,593,750 Class B Ordinary Shares (Sponsor Shares) x 7,187,500 Public Warrants 2 x 7,250,000 Private Warrants 2 (Sponsor Warrants) Total cash in the trust account: $146,625,000 14 © C O P Y R I G H T 2 0 2 2 K A L E R A . A L L R I G H T S R E S E R V E D . 1. Includes 143,750 shares issued to Maxim in connection with the closing of Agrico’s IPO. 2. Each warrant entitles the warrant holder to purchase one Class A ordinary shares at a price of $11.50 per share at any time commencing on the later of (i) 12 months from the closing of Agrico’s IPO or (ii) 30 days after completion of the Agrico’s initial business combination. The warrants expire five years after the completion of Agrico’s initial business combination (unless redeemed).

Sponsor Promote Shares Clawback Sponsor Promote Shares 3,593,750 % Sponsor Promote Shares Subject to Clawback 50.0% Sponsor Promote Shares Subject to Clawback 1,796,875 Minimum Cash Condition 1 $ 100,000,000 If Min Cash = Number of Shares C l a wed Back $100,000,000 $90,000,000 179,688 $80,000,000 359,375 $70,000,000 539,063 $60,000,000 718,750 $50,000,000 898,438 $40,000,000 1,078,125 $30,000,000 1,257,813 $20,000,000 1,437,500 $10,000,000 1,617,188 $0 1,796,875 15 © C O P Y R I G H T 2 0 2 2 K A L E R A . A L L R I G H T S R E S E R V E D . 1 ) Means the minimum of $ 100 , 000 , 000 in the aggregate in (i) cash proceeds received or available at or prior to the applicable closing in respect of debt or equity financing documents entered into by the Company during the interim period (excluding any funding relating to facilities that may be entered into with specified counterparties and provided that there shall not be double counting of cash proceeds that are received or available) and (ii) in the Trust Account that Kalera, its subsidiaries and Agrico must have after giving effect to redemptions and assuming that all expenses of Agrico, Kalera and their respective affiliates incurred prior to the applicable closing have been paid (including, in each case, the transaction expenses), as Kalera’s condition to closing .

($ in million except per share data) 30 - Day VWAP 1 Kalera NOK 25% Premium 9.99 NOK Kalera USD 25% Premium 1.11 USD Kalera Price 7.99 NOK Premium 25% Basic shares outstanding (million) 209.4 Vindara shares to be issued (million) 2.1 In the money options (million) 4.0 Total diluted shares (million) 215.4 Equity Value $239 Cash - on - hand 2 $17 Enterprise Value $222 Cash from Agrico 3 $135 Cash - on - hand 2 $17 Combined Equity Value $375 Assumed Price per Share @ Closing $10.00 Implied Number of Shares Issued (million) 37.5 SPAC shares (million) 4 14.4 Sponsor promote shares (million) 3.6 Kalera issued shares (million) 19.5 Implied Exchange Ratio 0.091 Implied Ownership Agrico including Sponsor promote shares (million) 2 18.0 48% Kalera shares (million) 19.5 52% Total Shares 1) As of 28 January 2022. 37.5 100% 2) 31 December 2021 cash balance estimated as of 28 January 2022. 3) Net of transaction expenses and fees. 4) Excludes shares issued to Maxim in connection with Agrico's IPO. 16 © C O P Y R I G H T 2 0 2 2 K A L E R A . A L L R I G H T S R E S E R V E D .

17 © C O P Y R I G H T 2 0 2 2 K A L E R A . A L L R I G H T S R E S E R V E D .